                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____


                          Commission file number 0-600


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  ROADWAY CORPORATION 401(k) STOCK SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

                               Roadway Corporation
                              1077 Gorge Boulevard
                                 Akron, OH 44310

                              REQUIRED INFORMATION
                              --------------------



Financial Statements
--------------------

         The Roadway Corporation 401(k) Stock Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA are included herein:

               Audited Financial Statements and Supplemental Schedules of the Plan for the year ended December 31, 2001.

Exhibits
--------

23.1     Consent of independent auditors

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Roadway Express, Inc. 401(k) Stock Savings Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

                 Roadway Express, Inc. 401(k) Stock Savings Plan

             Audited Financial Statements and Supplemental Schedules


                     Years ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors..............................................  1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.............................  2
Statements of Changes in Net Assets Available for Benefits..................  3
Notes to Financial Statements...............................................  4


SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).............. 12
Schedule H, Line 4(j)--Schedule of Reportable Transactions................... 13

                         Report of Independent Auditors


To the Administrative Committee
Roadway Express, Inc. 401(k) Stock Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Roadway Express, Inc. 401(k) Stock Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





May 31, 2002

             Roadway Express, Inc. 401(k) Stock Savings Plan

             Statements of Net Assets Available for Benefits


                                                                                           DECEMBER 31
                                                                                     2001                2000
                                                                          ----------------------------------------
Assets
Cash and temporary cash investments                                             $   4,001,910       $   3,228,301
Investments, at fair value                                                        331,626,132         242,070,889
Participant notes receivable                                                        7,215,065           6,409,894
                                                                          ----------------------------------------
Total investments                                                                 342,843,107         251,709,084

Receivables:
  Employer's contributions                                                            602,084             568,684
  Participants' contributions                                                         240,030             260,817
  Accrued interest and other                                                          387,269             156,531
                                                                          ----------------------------------------
Total receivables                                                                   1,229,383             986,032
                                                                          ----------------------------------------
Net assets available for benefits                                               $ 344,072,490       $ 252,695,116
                                                                          ========================================


See accompanying notes.

                 Roadway Express, Inc. 401(k) Stock Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                    YEARS ENDED DECEMBER 31
                                                                               2001                         2000
                                                                         ------------------------------------------

ADDITIONS
Investment income:
  Dividends                                                              $   1,041,441                $   1,002,968
  Interest                                                                   2,993,049                    5,447,327
                                                                         ------------------------------------------
                                                                             4,034,490                    6,450,295
Contributions:
  Participants                                                              19,353,422                   18,721,214
  Employer                                                                  10,787,482                   10,338,435
                                                                         ------------------------------------------
                                                                            30,140,904                   29,059,649
Net appreciation (depreciation) in
fair value of investments                                                   88,093,564                  (15,919,899)
                                                                         ------------------------------------------
Total additions                                                            122,268,958                   19,590,045

DEDUCTIONS
Distributions in-kind                                                       16,380,245                    9,267,683
Benefits paid directly to participants                                      14,511,339                   12,675,312
                                                                         ------------------------------------------
Total deductions                                                            30,891,584                   21,942,995
                                                                         ------------------------------------------

Net increase (decrease)                                                     91,377,374                   (2,352,950)

Net assets available for benefits:
  Beginning of year                                                        252,695,116                  255,048,066
                                                                         ------------------------------------------
  End of year                                                            $ 344,072,490                $ 252,695,116
                                                                         ==========================================


See accompanying notes.

                 Roadway Express, Inc. 401(k) Stock Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 2001 and 2000


1. DESCRIPTION OF PLAN

The following description of the Roadway Express, Inc. (the Company) 401(k) Stock Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering eligible employees of Roadway Express, Inc. not covered by a collective bargaining agreement unless such agreement expressly provides for participation in the Plan. The Plan was established to encourage eligible employees to invest in Company stock. Participation is immediately available to eligible employees who have attained the age of 21 years prior to any enrollment date. The enrollment date is the first day of the first pay period of the month following the month the participant applies for enrollment. Eligible employees hired on or after January 1, 2000 are automatically enrolled 90 days after their eligibility date, unless they actively enroll earlier or elect not to participate. Prior to January 1, 1999, employees only became eligible after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may make before and after tax contributions to the Plan aggregating up to 14 1/2% of their annual compensation subject to the Internal Revenue Service limitations. The maximum percentage of after tax contributions cannot exceed 4 1/2% of the participant's compensation. Once the participant has completed one year of service, the Company will match 100% of the participant's before and after tax contributions up to 4 1/2% of annual compensation. Prior to April 1, 1998, the Company match was made only on contributions invested in the Company's stock fund for participants who had not reached 55 years of age. Once the participant reached the age of 55, the Company matched up to 4 1/2% of the participant's contributions regardless of the way contributions were invested. Additional amounts may be contributed at the option of the Company's Board of Directors. The Plan is funded by combined contributions from the participants and the Company to a trust fund maintained by the Plan's trustee, KeyBank, N.A.

                 Roadway Express, Inc. 401(k) Stock Savings Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct before and after tax contributions in 1% increments in any of fourteen investment funds. Prior to June 1, 2000, seven investment fund options were available. Effective, July 1, 2001, the Fidelity Advisors Growth Opportunities Fund was replaced with the Van Kampen Growth and Income Fund. All participant account balances invested in the Fidelity Advisors Growth Opportunities Fund were automatically liquidated and transferred to the Van Kampen Growth and Income Fund on July 2, 2001. Company contributions to the Plan must be invested in the Company Stock Fund. Participants may change their investment options daily.

Participants with account balances invested in FDX, Inc. common stock are obligated to transfer their holdings no later than July 17, 2002 to any of the other investment options offered by the Plan.

Effective May 30, 2001, Roadway Express, Inc. became a wholly owned direct subsidiary of Roadway Corporation and holders of common stock of Roadway Express, Inc. became holders of an identical number of shares of common stock of Roadway Corporation. The assets and liabilities of Roadway Corporation and its subsidiaries were the same on a consolidated basis immediately after the merger as the assets and the liabilities of Roadway Express, Inc. immediately before the merger. The transaction did not have any effect on the net assets or operations of the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are 100% vested in their contributions and the Company's contributions plus actual earnings thereon.

                 Roadway Express, Inc. 401(k) Stock Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT NOTES RECEIVABLE

Effective July 1, 1998, participants who are active employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account, or upon death, total and permanent disability or retirement, elect to receive annual installments over a ten year period.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

The Plan's investments are stated at fair value. Common stock is valued at the closing quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at the net asset value as determined by the fund on the last business day of the plan year. The participant notes receivable are valued at their outstanding balances, which approximate their fair value. Security transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE FEES

All administrative fees are paid by the Company with the exception of custodial fees for the three Vanguard funds. These fees are netted against earnings for these funds.

                 Roadway Express, Inc. 401(k) Stock Savings Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the terms of the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination.

4. INVESTMENTS

The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                               NET REALIZED AND
                                                                   UNREALIZED APPRECIATION (DEPRECIATION) IN
                                                                           FAIR VALUE OF INVESTMENTS
                                                                            YEARS ENDED DECEMBER 31
                                                                          2001                  2000
                                                                  ---------------------------------------------

     Common stock                                                   $      96,498,356     $      (3,705,827)
     Shares of registered investment companies                             (8,404,792)          (12,214,072)
                                                                  ---------------------------------------------
                                                                    $      88,093,564     $     (15,919,899)
                                                                  =============================================

                 Roadway Express, Inc. 401(k) Stock Savings Plan

                    Notes to Financial Statements (continued)



4. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                                    DECEMBER 31
                                                                          2001                     2000
                                                                  ---------------------------------------------

FDX, Inc. common stock                                             $ 51,614,634                $ 63,713,463
Roadway Express, Inc. common stock                                   59,508,849                  35,469,570
Roadway Express, Inc. common stock*                                 135,538,182                  75,885,235
American Balanced Fund                                               17,587,655                        --
Fidelity Advisor Growth Opportunities Fund                                 --                    22,125,942
Van Kampen Growth & Income Fund                                      22,021,449                        --

* Nonparticipant-directed

                 Roadway Express, Inc. 401(k) Stock Savings Plan

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                                                    DECEMBER 31
                                                                             2001                  2000
                                                                  ---------------------------------------------
     Investments, at fair value:
        Roadway Express, Inc. common stock                          $     135,538,182     $      75,885,235
        Cash and temporary cash investments                                 2,589,816             1,251,930
                                                                  ---------------------------------------------
     Total investments                                                    138,127,998            77,137,165

     Receivables:
        Contributions receivable                                              602,084               568,684
       Other, net                                                             (61,767)               78,130
                                                                  ---------------------------------------------
     Total receivables                                                        540,317               646,814
                                                                  ---------------------------------------------
     Net assets available for benefits                              $     138,668,315     $      77,783,979
                                                                  =============================================



                                                                                YEARS ENDED DECEMBER 31
                                                                              2001                  2000
                                                                  ---------------------------------------------
     Change in net assets:
        Contributions                                               $      10,787,482     $      10,338,435
        Dividends                                                             719,290               680,542
        Interest                                                               88,901               120,095
        Net appreciation (depreciation)
          in fair value of investments                                     57,046,949            (1,320,218)
        Distributions in-kind                                              (3,956,511)           (2,762,388)
        Benefits paid directly to participants                             (3,679,817)           (3,033,286)
        Interfund transfers (net)                                            (121,958)             (217,431)
                                                                  ---------------------------------------------
                                                                    $      60,884,336     $       3,805,749
                                                                  =============================================


                 Roadway Express, Inc. 401(k) Stock Savings Plan

                    Notes to Financial Statements (continued)




6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                     DECEMBER 31
                                                                              2001                   2000
                                                                  ---------------------------------------------
     Net assets available for benefits per the
        financial statements                                         $     344,072,490     $     252,695,116
     Amounts allocated to withdrawn participants                            (1,626,220)             (509,698)
                                                                  ---------------------------------------------
     Net assets available for benefits per the
        Form 5500                                                    $     342,446,270     $     252,185,418
                                                                  =============================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                       DECEMBER 31
                                                                                2001                 2000
                                                                  ---------------------------------------------
     Benefits paid to participants per the
        financial statements                                         $      14,511,339     $      12,675,312
     Add amounts allocated on Form 5500 to
        withdrawn participants at end of year                                1,626,220               509,698
     Less amounts allocated on Form 5500 to
        withdrawn participants at beginning of year                           (509,698)             (719,442)
                                                                  ---------------------------------------------
     Benefits paid to participants per the
        Form 5500                                                    $      15,627,861     $      12,465,568
                                                                  =============================================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                 Roadway Express, Inc. 401(k) Stock Savings Plan

                    Notes to Financial Statements (continued)



7. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of the Company for $6,630,532 and $10,160,098 and sold shares of common stock of the Company for $0 and $18,699 during the years ended December 31, 2001 and 2000, respectively. The Plan also received dividends on common stock of the Company of $1,041,441 and $1,002,968 during the years ended December 31, 2001 and 2000, respectively.

8. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                 Roadway Express, Inc. 401(k) Stock Savings Plan

                        EIN: 34-0492670     Plan Number: 002

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001



                                           DESCRIPTION OF INVESTMENT,
                                           INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                                CURRENT
      LESSOR OR SIMILAR PARTY               PAR OR MATURITY VALUE                       COST             VALUE
-------------------------------------------------------------------------------------------------------------------

Cash and temporary cash investments                                                 $  4,001,910      $  4,001,910
Roadway Corporation*                         5,314,633 shares                         95,304,956       195,047,031
                                               of common stock
FDX, Inc.*                                   994,885 shares                           27,087,514        51,614,634
                                               of common stock
Victory Stock Index Fund                     156,566 units                             3,174,533         2,663,195
Victory Intermediate Income Fund             588,438 units                             5,660,584         5,749,037
American Balanced Fund                       1,109,631 units                          17,068,281        17,587,655
Van Kampen Growth & Income
  Fund                                       1,294,618 units                          23,450,521        22,021,449
American Funds Group Europacific
  Growth Fund                                194,069 units                             6,769,830         5,214,645
Neuberger & Berman Genesis Assets
  Fund                                       474,311 units                             7,197,230         8,143,913
Templeton World Fund                         74,429 units                              1,175,592         1,106,013
Janus Twenty Fund                            187,880 units                            11,192,935         7,225,863
Janus Enterprise Fund                        155,821 units                             8,995,355         4,986,273
Victory DCS Money Market Fund                541,939 units                             7,252,233         7,500,548
Vanguard LifeStrategy Conservative
  Growth Fund                                25,772 units                                369,632           362,347
Vanguard LifeStrategy Moderate
  Growth Fund                                49,097 units                                826,316           782,113
Vanguard LifeStrategy Growth Fund            93,024 units                              1,815,817         1,621,416
Participant notes receivable*                Interest ranging from 5.75% to
                                               10.50%; due in 2002 to 2007             7,215,065         7,215,065
                                                                                -----------------------------------
                                                                                    $228,558,304      $342,843,107
                                                                                ===================================

* Indicates party-in-interest to the Plan.



                                           Roadway Express, Inc. 401(k) Stock Savings Plan

                                                  EIN: 34-0492670 Plan Number: 002

                                     Schedule H, Line 4(j)--Schedule of Reportable Transactions

                                                    Year Ended December 31, 2001


                                                                                                            CURRENT
                                                                                                            VALUE OF
                                                                                                            ASSET ON
IDENTITY OF PARTY      DESCRIPTION OF                        PURCHASE         SELLING        COST OF      TRANSACTION     NET GAIN
   INVOLVED               ASSETS                              PRICE            PRICE          ASSET           DATE        OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

Key Trust Corp.*       Roadway Corporation common stock    $ 11,595,673                                  $ 11,595,673
                                                                            $ 7,758,286                  $  7,758,286         **




* Indicates party-in-interest to the Plan.

** Realized gains and losses on investment sales transactions could not be allocated between participant-directed and nonparticipant- directed accounts.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2001.

                                    SIGNATURE
                                    ---------


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        ROADWAY CORPORATION 401(K) STOCK
                                  SAVINGS PLAN


                         By:    /s/ J. Dawson Cunningham
                            --------------------------------------------------
                               J. Dawson Cunningham
                               Roadway Corporation - Executive Vice
                               President and Chief Financial Officer